Filed Pursuant to Rule 424(b)(3)
Registration No. 333-259734
Prospectus Supplement No. 3
(To Prospectus dated October 20, 2021)
STRONGHOLD DIGITAL MINING, INC.

This Prospectus Supplement updates, amends and supplements the prospectus dated October 20, 2021 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-259734). Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the meanings specified in the Prospectus.
This Prospectus Supplement updates, amends and supplements the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on January 6, 2022. Accordingly, we have attached the report to this Prospectus Supplement.
You should read this Prospectus Supplement in conjunction with the Prospectus, including any amendments and supplements thereto. This Prospectus Supplement is qualified by reference to the Prospectus, except to the extent that the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be utilized except in connection with, the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 29 of the Prospectus to read about factors you should consider before buying shares of our Class A common stock.
The date of this prospectus supplement is January 6, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): December 31, 2021

Stronghold Digital Mining, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-40931	86-2759890
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

595 Madison Avenue, 28th Floor New York, New York	10022
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 967-5294 Not applicable (Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	SDIG	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.
On June 30, 2021, Stronghold Digital Mining Equipment, LLC (“Equipment”), a wholly owned subsidiary of Stronghold Digital Mining, Inc. (the “Company”), entered into an equipment financing agreement (the “WhiteHawk Financing Agreement”) with WhiteHawk Finance LLC (“WhiteHawk”) whereby WhiteHawk originally agreed to lend to Equipment an aggregate amount not to exceed $40.0 million to finance the purchase of certain Bitcoin miners and related equipment. The WhiteHawk Financing Agreement originally contained terms requiring that the 15,000 miners being purchased pursuant to a purchase agreement (the “MinerVa Purchase Agreement”) with MinerVa Semiconductor Corp. (“MinerVa”) be delivered on or before December 31, 2021. Failure to deliver the miners by the deadline contained in the WhiteHawk Financing Agreement would result in an Event of Default which could only be cured by a waiver from WhiteHawk. Such Event of Default would give WhiteHawk the right to accelerate all amounts then outstanding under the WhiteHawk Financing Agreement. MinerVa did not deliver all of the miners under the MinerVa Purchase Agreement by the December 31, 2021 deadline. The Company has received over 1,000 of the miners to date, and MinerVa has advised the Company to expect delivery of the remaining miners under the agreement to arrive by the end of March 2022. On December 31, 2021, Equipment and WhiteHawk amended the WhiteHawk Financing Agreement (the “WhiteHawk Amendment”) to extend the Final Minerva Delivery Date from December 31, 2021 to April 30, 2022. Failure to deliver the miners by April 30, 2022 will result in an Event of Default under the WhiteHawk Financing Agreement and WhiteHawk having the right to accelerate all amounts then outstanding under the WhiteHawk Financing Agreement. Pursuant to the WhiteHawk Amendment, Equipment paid an Amendment Fee in the amount of $250,000 to WhiteHawk. All capitalized words used but not defined herein have the meanings assigned in the WhiteHawk Amendment.

The foregoing description is qualified in its entirety by reference to the full text of the WhiteHawk Financing Agreement, which is filed as Exhibit 10.17 to the Company’s Registration Statement filed in connection with its initial public offering (File No. 333-258188) and incorporated into this Item 1.01 by reference, and the WhiteHawk Amendment, which is attached as Exhibit 10.1 to this Current Report on Form 8-K (this “Form 8-K”) and incorporated into this Item 1.01 by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information included under Item 1.01 of this Form 8-K is incorporated by reference into this Item 2.03 of this Form 8-K.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 17, 2021, the Board of Directors (the “Board”) of the Company appointed Matthew J. Smith to the Board, and no determinations regarding any committee assignments were made at that time. On January 3, 2022, the Board appointed Mr. Smith to the Compensation Committee and the Audit Committee of the Board, effective immediately. The Board determined that Mr. Smith satisfied the additional independence requirements of the Nasdaq Stock Market and the Securities and Exchange Commission applicable to members of the Compensation Committee and Audit Committee.

Additionally, the Board also modified the composition of other Board committees as follows, all effective as of January 3, 2022:

Audit Committee: Matthew J. Smith (chair), Thomas J. Pacchia and Sarah P. James

Compensation Committee: Matthew J. Smith (chair), Thomas J. Pacchia and Thomas R. Trowbridge, IV

Nominating and Corporate Governance Committee: Sarah P. James (chair) and Thomas R. Trowbridge, IV

Item 7.01 Regulation FD Disclosure

On January 6, 2022, the Company issued a press release announcing the WhiteHawk Amendment and other events and milestones related to the Company’s mining activity. A copy of the press release is furnished herewith as Exhibit 99.1 and incorporated herein by reference.

The information in this Item 7.01 of this Form 8-K, including Exhibit 99.1, is being “furnished” pursuant to General Instruction B.2 of Form 8-K and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth in such filing.

Item 8.01 Other Events

General Business Update

On January 6, 2022, the Company announced that it has exceeded 1.3 exahash per second (“EH/s”) of total hash rate capacity with over 14,000 miners received to date, over 8,700 of which were received in the last five weeks. The Company previously reported total hash rate capacity of approximately 185 petahash per second (“PH/s”) from approximately 3,000 miners as of September 30, 2021 and approximately 470 PH/s from nearly 6,000 miners as of November 29, 2021. Additionally, the Company has commenced mining Bitcoin at the Panther Creek power plant, the 80-megawatt reclamation and power generation facility that the Company acquired on November 2, 2021 (the “Panther Creek Plant”), and the Company continues to scale the operation at the Panther Creek Plant. The Company expects the Scrubgrass power plant located in Nesquehoning, Pennsylvania and the Panther Creek Plant to support Bitcoin miners with total hash rate capacity exceeding 4 EH/s by the end of the second quarter of 2022.

Cautionary Statement Concerning Forward-Looking Statements

Certain statements contained in this Current Report on Form 8-K constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. Forward-looking statements and the business prospects of the Company are subject to a number of risks and uncertainties that may cause the Company’s actual results in future periods to differ materially from the forward-looking statements. These risks and uncertainties include, among other things: our dependence on the level of demand and financial performance of the crypto asset industry; our ability to manage growth, business, financial results and results of operations; our ability to acquire and receive miners on a timely basis or at all; our ability to raise capital to fund business growth; our ability to enter into purchase agreements and acquisitions; our ability to finance our growth; our ability to satisfy the collateral requirements under our finance agreements; public health crises, epidemics, and pandemics such as the coronavirus pandemic; our ability to procure crypto asset mining equipment; our ability to respond to price fluctuations and rapidly changing technology; our ability to operate our coal refuse power generation facilities as planned; and legislative or regulatory changes, and liability under, or any future inability to comply with, existing or future energy regulations or requirements. More information on these risks and other potential factors that could affect our financial results is included in our filings with the Securities and Exchange Commission, including in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of our Registration Statement on Form S-1 (File No. 333-258188), filed on October 19, 2021 and any subsequently filed Quarterly Reports on Form 10-Q. Any forward-

looking statement speaks only as of the date as of which such statement is made, and, except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether because of new information, future events, or otherwise.
Item 9.01 Financial Statements and Exhibits.
(d)    Exhibits.

Exhibit Number	Description
10.1
First Amendment to Financing Agreement, dated as of December 31, 2021, by and among Stronghold Digital Mining Equipment, LLC, WhiteHawk Finance LLC, and as consented to by each Guarantor named therein.

99.1*	Press Release, dated as of January 6, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

_____________
*    Furnished herewith.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
STRONGHOLD DIGITAL MINING, INC.

By: /s/ Gregory A. Beard
Name: Gregory A. Beard
Title: Chief Executive Officer and Co-Chairman
Date: January 6, 2022